Mail Stop 7010

      September 14, 2005


Mr. Thomas Leitnaker
Chief Financial Officer
East Kansas Agri-Energy, LLC
P.O. Box 225
210 1/2 East 4th Ave.
Garnett, KS  66032

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		Forms 10-QSB for the quarters ended March 31 and June
30,
2005
		File No. 333-96703

Dear Mr. Leitnaker:

      We have reviewed the financial statements and MD&A in these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8A - Controls and Procedures, page 46

1. You currently disclose in your Form 10-KSB, as well as your Forms
10-QSB for the periods ended March 31, 2005 and June 30, 2005, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, except for material weaknesses in your internal controls. Given the exceptions noted, it remains unclear whether your principal executive officer and your principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. Please confirm if your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures were effective as of December 31,
2004, March 31, 2005 and June 30, 2005. Otherwise, you should amend your Form 10-KSB and Forms 10-QSB to disclose that given the identified matters, your disclosure controls and procedures are not effective.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 8

2. In future filings, please disclose your revenue recognition policy. In doing so, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers.

Note 2 - Incentive Receivable, page 9

3. You disclose that when it is uncertain that you will receive full allocation and payment due under the federal incentive program, you derive an estimate based on various factors including the most recently used payment factor applied to the program. Given that this is the first quarter in which you have derived revenues, please tell us how you concluded that the estimated revenues due under the federal incentive program were reasonably determinable, since you have no historical experience to base your estimates on. See paragraph 6.98 of the AICPA Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives. In addition, please tell us how much of the June 30, 2005 incentive receivable has been collected to date.


Note 3 - Property and Equipment, page 10

4. The range of useful lives for your property and equipment is very broad. In future filings, please separately disclose the range of useful lives for each category of property and equipment presented on your balance sheet. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 11 - Commitments and Contingencies, page 14

5. Please tell us in a letter whether you had accrued the $300,000 settlement in your June 30, 2005 financial statements. Please address your compliance with SFAS 5.

*    *    *    *

      Please respond to these comments and file the requested information within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Al Pavot, Staff Accountant, at (202) 551-3738.

							Sincerely,



							Nilima Shah
							Accounting Branch Chief


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Mr. Thomas Leitnaker
East Kansas Agri-Energy, LLC
September 14, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE